Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Babbily Inc
1008 Interstate 25
Castle Rock, CO 80104
https://babbily.com

Up to $1,235,000.00 in Common Units at $1.00
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Babbily Inc
Address: 1008 Interstate 25 , Castle Rock, CO 80104
State of Incorporation: DE
Date Incorporated: October 24, 2024

Terms:

Equity

Offering Minimum: $20,000.00 | 20,000 shares of Common Units
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Units
Type of Security Offered: Common Units
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $300.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

Bonus Shares: 5%

Description: "As a loyal supporter or early subscriber of Babbily, secure additional bonus shares."

Eligible Audience: Previous investors, customers, friends, and family.

Time-Based Perks

Early Bird Bonuses (Invest within the first 2 weeks):

Early Bird 1: Invest $500+ | 3% bonus shares

Early Bird 2: Invest $1,000+ | 5% bonus shares

Early Bird 3: Invest $5,000+ | 7% bonus shares

Early Bird 4: Invest $10,000+ | 10% bonus shares

Early Bird 5: Invest $25,000+ | 12% bonus shares

Early Bird 6: Invest $50,000+ | 15% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $3,000+ between day 35 - 40 | 5% bonus shares

Flash Perk 2: Invest $3,000+ between day 60 - 65 | 5% bonus shares

Volume-Based Perks

Knowledge Base: Invest $500 | Includes a 1-year free subscription and earns you 3% bonus shares.

Language Pioneer: Invest $1,000 | Includes a 1-year free subscription, early feature access, and 5% bonus shares.

AI Enthusiast: Invest $5,000 | Includes a 1-year free subscription, early access to new features, and 7% bonus shares.

Visionary: Invest $10,000 | Includes a lifetime subscription, private Q&A sessions with the CEO, early access to beta features, and 10% bonus shares.

Innovator's Circle: Invest $25,000 | Includes a lifetime subscription, priority support, membership in the advisory community, and 12% bonus shares.

AI Elite: Invest $50,000 | Includes a Lifetime plan,early access to new features, annual dinner with the CEO (travel and lodging not included), early feature access and 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Babbily will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Business Overview

Babbily is an AI platform focused on making artificial intelligence more accessible and user-friendly. The platform integrates leading AI models, including ChatGPT, Google Gemini, and Claude, into a single, easy-to-use subscription service, allowing users to seamlessly access various AI tools without managing separate accounts or fees. Babbily's platform is designed to support individual consumers (B2C) as well as business users (B2B), with over 300 paying subscribers and more than 11,000 trial sign-ups. The Company plans to continue developing features that enhance usability and accessibility for developers, business professionals, and technology enthusiasts.

Business Model

Babbily operates on a subscription-based model, providing users with access to a range of AI tools through a single platform. This model is structured to support both individual and enterprise users, with B2B clients receiving additional team collaboration and workspace features. Babbily has entered into agreements that will contribute approximately $14,000 in monthly revenue starting January 2025*, positioning the Company to grow its presence in the business market. Babbily plans to introduce a limited-access free plan that allows up to five AI generations per day, which will broaden user accessibility.

Corporate Structure

Babbily operates independently without a parent or subsidiary structure.

Intellectual Property

Babbily utilizes licensed APIs from providers, including, but not limited to ChatGPT, Google Gemini, and Claude, and develops proprietary integrations that enhance the functionality of its unified AI platform. As Babbily expands, it plans to protect its unique features and functionalities through intellectual property protections where applicable.

Corporate History

Babbily was originally founded as Babbily LLC in Colorado on August 15, 2023, and later converted October 24, 2024, to a Delaware C Corporation under the name Babbily Inc. Since its founding, it has grown its user base and continues to add new features and services that make AI accessible and easy to use.

*Please note this is a future projection at this time and is subject to change. Please refer to the Risk Factors section of our Form C where we discuss forward-looking statements and this legend below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Competitors and Industry

Industry

Babbily operates within the artificial intelligence technology industry, specifically focusing on AI platform aggregation. According to recent research, the global AI market could reach $1.81 trillion by 2030, which presents significant growth opportunities for companies like Babbily offering comprehensive, user-friendly access to AI models. Source: https://www.grandviewresearch.com/press-release/global-artificial-intelligence-ai-market

Competitors

Babbily's primary competitors include other AI aggregation platforms, such as You.com, Jasper.ai, and Writesonic.com. Indirect competitors include AI model providers, including ChatGPT, Proximity AI, Google Gemini, Claude by Anthropic, Cohere, and Meta's Llama. Babbily offers a streamlined, bug-free interface, designed to simplify AI access for a broad user base at competitive pricing.

Current Stage and Roadmap

Current Stage

Babbily's platform is currently live and operational. Its capabilities include chat, image generation, text-to-speech, speech-to-text, and document analysis across multiple languages. The platform is continually optimized to ensure stability and efficiency.

Roadmap

Over the next six months, Babbily plans to introduce the following enhancements:

Advanced voice functionalities.

CSV analysis, video analysis, and video generation tools.

Customizable workspaces for team collaboration and privacy.

A mobile app for iOS and Android platforms, providing increased accessibility for users on mobile devices.

These milestones are designed to expand Babbily's offerings and further simplify access to a range of advanced AI functionalities, positioning Babbily for growth in both the consumer and business markets.

The Team

Officers and Directors

Name: Chris Crawford

Chris Crawford's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, Principal Accounting Officer
  Dates of Service: August, 2023 - Present
  Responsibilities: As the CEO of Babbily, I lead a team dedicated to revolutionizing the way we interact with artificial intelligence. Our mission is to democratize AI by making it accessible, simple, and efficient for everyone. At Babbily, we offer a unique, unified experience by integrating top-tier AI models such as ChatGPT, Google Gemini, and Claude into a seamless platform. We eliminate the need for multiple subscriptions and fees, providing unlimited access to the world's most powerful AI models with just a single subscription. Whether you are a developer, a business professional, or an enthusiast, our platform is designed to meet your AI needs without the usual complexities. Join us at Babbily and experience the future of AI technology today. Salary: $150,000/year Equity Compensation: Principal Security Holder with 8,400,000 shares of Common Stock

Other business experience in the past three years:

- Employer: AdToro
  Title: CEO
  Dates of Service: February, 2020 - December, 2024
  Responsibilities: As the former CEO of AdToro, I led a dynamic and innovative full-service digital marketing agency dedicated to transforming the online presence of businesses across various industries. At AdToro, we blended creativity, strategy, and technology to deliver comprehensive digital marketing solutions that drove measurable results. Our services encompassed everything from SEO and content marketing to social media management, PPC campaigns, and web design. We prided ourselves on our ability to tailor our strategies to meet the unique needs of each client, ensuring maximum ROI and brand growth. With a team of seasoned professionals and cutting-edge tools, AdToro was a trusted partner in navigating the complex digital landscape and achieving our clients' marketing goals.

Name: Tyler Hall

Tyler Hall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO and Director
  Dates of Service: August, 2023 - Present
  Responsibilities: As the Chief Operating Officer (COO) at Babbily, I am entrusted with overseeing the daily operations and ensuring that our strategic objectives are met with efficiency and precision. I coordinate across multiple teams including engineering, product management, human resources, and finance to harmonize our efforts in pursuing Babbily's mission. My role demands I implement and refine processes that drive operational excellence and foster a collaborative and high-performance culture. I work intimately with the CEO and other executive leaders to develop and execute business strategies, operational policies, and performance metrics that sustain and scale our growth. Additionally, I identify and mitigate operational risks, champion best practices, and nurture an environment conducive to innovation and continuous improvement. Ultimately, my goal is to help translate our visionary goals into actionable plans, ensuring every team and individual is aligned and empowered to achieve our shared mission and corporate goals. Salary: $70,000/year Equity Compensation: Principal security holder with 3,600,000 shares of Common Stock

Other business experience in the past three years:

- Employer: AdToro
  Title: Head of Digital Strategy
  Dates of Service: February, 2020 - December, 2024
  Responsibilities: Tyler was in charge of developing, planning, and executing the digital strategy for our clients. He managed the digital marketing strategy including SEO, SEM, social media marketing, email marketing, display advertising, and display retargeting.

Name: Dena Maney

Dena Maney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Customer Officer

Dates of Service: August, 2023 - Present
Responsibilities: I manage and run our customer success process from our support team to onboarding. Salary: $70,000/year Equity Compensation: None reported Primary Company Commitment: Babbily, dedicating 40 hours per week.

Other business experience in the past three years:

- Employer: AdToro
  Title: Digital Content Director
  Dates of Service: January, 2023 - December, 2024
  Responsibilities: As the Digital Content Director at AdToro, I'm responsible for overseeing the client-facing graphic design team and content writing team, and ensuring the development and execution of high-quality digital content across various channels. I'm responsible for developing and executing digital content strategies that align with AdToro's brand and meet client needs. I am also responsible for ensuring that the team delivers high-quality, engaging content that meets client objectives, and provides a positive user experience.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the

Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
As a minority holder of common stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through

Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Babbily Limited Liability Company was formed on 08/2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Babbily Limited Liability Company has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including third-party APIs. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Competitive Landscape
The artificial intelligence industry is highly competitive, with numerous established players like ChatGPT, Google, and other AI providers who can independently attract similar customer bases. Babbily may face significant challenges from these companies in terms of technological advancements, marketing reach, and financial resources, which could impact its ability to attract and retain users.

Reliance on Third-Party APIs
Babbily's platform is built on licensed integrations with third-party AI models, including ChatGPT, Google Gemini, and

Claude. Any changes in licensing terms, availability, or functionality from these third parties could disrupt Babbily's service offerings, affecting its user experience and revenue potential. Additionally, reliance on third-party providers may limit Babbily's control over its technology and pricing model.

Rapidly Evolving Technology
The AI industry is characterized by rapid technological changes and innovations. Babbily may struggle to keep pace with these developments or might need to make substantial investments to stay competitive. Failure to adapt quickly could result in the platform becoming outdated, impacting user engagement and market competitiveness.

Early-Stage Business Model Risks
As an early-stage company, Babbily's subscription-based revenue model has not been proven on a larger scale. Unforeseen challenges in scaling the business, such as acquiring new users at a sustainable cost or converting free users into paying subscribers, could hinder revenue growth and profitability. The Company's plans to expand its B2B segment and offer new services involve risks, as their success and market reception remain uncertain.

Regulatory and Data Privacy Risks
Babbily operates in an environment subject to increasing regulation around data privacy and AI use. Compliance with laws such as GDPR or other future regulations may increase operational costs or require modifications to Babbily's platform. Non-compliance with these regulations could lead to penalties or loss of user trust, which would impact Babbily's reputation and financial performance.

Dependence on Continued Funding
Babbily may require additional financing to support growth initiatives, product development, and marketing efforts. If the Company cannot secure future funding, it may be forced to reduce its expansion plans, which could impact its competitive positioning and future revenue potential. Additionally, any future financings could dilute existing shareholders, which may affect investment value.

Economic and Market Conditions
Economic downturns or shifts in market conditions could impact Babbily's growth, especially as budgets for technology services and new subscriptions may shrink. The AI sector's demand could fluctuate with broader economic trends, impacting Babbily's ability to attract new users or retain existing ones in the face of cost pressures.

User Data Security Risks
Babbily collects and processes user data, and any breach or security failure could lead to reputational harm, legal consequences, and potential loss of users. Protecting sensitive information in an industry focused on data-driven technology is critical, and any perceived or actual weaknesses in data security could diminish user trust.

Product Development Delays
Babbily's growth depends in part on its ability to introduce new features and functionality, including an upcoming mobile app and advanced voice capabilities. Any delays or technical issues in releasing these new offerings could negatively affect user experience, market perception, and the Company's overall growth trajectory.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chris Crawford	8,400,000	Common Units	70.0%
Tyler Hall	3,600,000	Common Units	30.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Units.

Common Units

The amount of security authorized is 25,000,000 with a total of 12,000,000 outstanding.

Voting Rights

One vote per share. Please review the voting rights of securities sold in this offering which contain a voting proxy below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

The common shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 12,000,000
  Use of proceeds: N/A
  Date: October 28, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Current Business and Revenue Status:

Babbily began development in August 2023 and launched publicly in mid-March 2024. Since launching, the Company has generated approximately $13,707 in total revenue as of December 31, 2023. While this demonstrates initial market traction, the Company remains in an early growth phase and is not yet profitable. Our business model is currently transitioning to a freemium structure, which we anticipate will impact revenue dynamics as we introduce a free plan alongside our existing paid plan.

The Company's current funding provides sufficient runway to sustain operations for approximately two years, even if no additional revenue is generated during this period. We are actively working on enhancing our financial performance through cost optimization, including reducing ad and affiliate spend, and focusing on this capital raise to support our growth strategy.

We still have a 2 year runway and have reduced our dev costs despite increasing output by 25%.

Foreseeable major expenses based on projections:

Babbily's Major Projected Expenses:

Babbily's key expenses are structured to support its growth and operational priorities:

Development:

Essential for advancing our product roadmap, adapting to new capabilities offered by API providers, and enhancing our platform's features.

Current variable costs for development include support from AirDev, which averages approximately $3,000–$5,000 per month.

Marketing and Advertising: No changes, however that same dev cost gets us more out put (reduced our dev team fee from $100/hr to $75/hr. Did this by switching dev agencies.

A critical component of our strategy to drive user acquisition, lower customer acquisition costs, and increase brand visibility.

Current advertising spend is variable, averaging around $1,000 per month.

Employment:

Salaries for full-time employees, especially in development and operations, are key to sustaining growth and driving innovation.

Office Space:

Moved to remote; no longer have ofice space expense.

Current Fixed and Variable Recurring Costs:

Fixed costs total under $500 per month and include:

- Google Workspace (email and storage)

- Bubble.io (our primary infrastructure)

- WordPress

- GoDaddy Hosting

Variable costs, all on month-to-month contracts, include:

- Development support from AirDev: $3,000–$5,000 per month

- Klaviyo (email services): Approximately $200 per month

- Stripe (transactional fees): Variable based on revenue

- Advertising spend: Approximately $1,000 per month but flexible based on current strategy

This detailed breakdown of our expenses demonstrates a lean operating model with flexibility in variable costs to adjust spending as needed. Our focus remains on efficient resource allocation to support our growth while maintaining financial discipline.

Future operational challenges:

We no longer face the operational challenge of pushing updates, as our new team has increased our output significantly. That has actually became a new strength. However, we plan on increasing our ad spend in the next 60 days to accelerate growth significantly and increase revenue.

Future challenges related to capital resources:

Our capital needs are directly tied to our growth strategy. The Company is currently utilizing funds from its pre-seed round, and additional capital will be required to accelerate growth initiatives. With a successful raise, we expect a minimum of two years of runway, allowing us to execute on key growth and development plans.

Future milestones and events:

Babbily has identified several upcoming milestones and strategic initiatives that will significantly impact the Company's financial and operational performance:

1. User Acquisition Targets - Milestones include reaching 500, 1,000 users, and achieving profitability at 3,103 users. Launching targeted advertising will be critical to reaching these goals, with an estimated cost of acquisition of $7 or less per user.

2. Mobile App Launch - Launching our iOS and Android apps, which will unlock app-based advertising channels, will increase user engagement and improve acquisition rates.

3. Freemium Model Transition - Now launched. To reduce entry barriers, we plan to introduce a freemium model. This transition is expected to increase the free-to-paid user conversion rate, enhance customer lifetime value (CLV), and reduce churn.

4. Enterprise Platform - Now launched. Our planned enterprise solution will allow us to onboard B2B clients, opening new revenue streams and diversifying our user base.

These milestones and initiatives are anticipated to drive growth, helping Babbily scale rapidly and enhance financial sustainability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of today Babbily has access to $116,304.12 cash on hand as well as $100,000 raised from the campaign so far.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While the funds from this Regulation Crowdfunding campaign are important for Babbily's growth, they are not critical for ongoing operations. With alternative resources available, this raise is primarily geared toward accelerating development and expanding advertising efforts to support growth rather than serving as a financial lifeline.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised through this campaign are not necessary to the company's viability. With $200,000 cash on hand, Babbily has a foundational resource that can be adjusted over time. The funds from this raise will allow the Company to fast-track development and increase marketing efforts, enhancing its growth trajectory.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the minimum funding goal of $15,000 is raised, Babbily expects to maintain a runway of approximately two years. This estimate is based on a current monthly burn rate of $6,000, primarily for development and advertising expenses. Given that this raise is intended for acceleration, reaching the minimum funding goal would not necessarily impact this runway.

Our StartEngine campaign has already exceeded our internal goals. Anything raised at this point is just a benefit.

How long will you be able to operate the company if you raise your maximum funding goal?

If Babbily reaches its maximum funding goal, the Company anticipates an extended runway of four years. With a projected monthly burn rate of $14,000, covering expenses related to development, advertising, and salaries, this maximum funding would allow the Company to cover two years of expenses and runway for growth, with additional support from ownership contributions for the subsequent two years.

Our goal to be profitable by the end of Q4 2025.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

This campaign is considered Babbily's Seed Round. Looking ahead, the Company is planning for a Series A round to further support its scaling efforts and market expansion.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,000,000.00

Valuation Details:

The Company set its valuation internally without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. In making this calculation, the Company does not have any outstanding stock options or equity plans or any outstanding convertible securities at this time.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  75.0%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Working Capital
  19.5%
  A portion of the funds will be reserved for working capital to cover future expenses, ensuring we maintain operational flexibility. Our company is committed to keeping expenses low to maximize efficiency.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  30.63%
  Funds will be allocated towards market and customer research, new product development, and rigorous market testing. This investment aims to drive product innovation and ensure alignment with customer needs.

- Hiring & Team Expansion
  21.25%
  We plan to allocate 21.25% of the funds to hire key personnel essential for daily operations, focusing on roles in Research & Development, Sales, Marketing, and Customer Service. These roles are crucial for supporting growth and scaling operations effectively.

- Working Capital
  18.62%
  A portion of the funds will be reserved for working capital to cover future expenses, ensuring we maintain operational flexibility. Our company is committed to keeping expenses low to maximize efficiency.

- Marketing
  22.78%
  We will allocate some funds from this raise for marketing. We'll use existing cash on hand to market the campaign.

- StartEngine Service Fees
  1.22%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://babbily.com (In our Legal Section (babbily.com/legal)).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/babbily

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Babbily Inc

[See attached]

Babbily, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

For Years Ended December 31, 2024 and December 31, 2023

TABLE OF CONTENTS

RNB CAPITAL
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals
www.rnbcapitalcpas.com
954-399-1914

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Babbily, Inc. Management

We have reviewed the accompanying financial statements of Babbily, Inc. (the Company) which comprise the statement of financial position as of December 31, 2024 and December 31, 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

Emphasis of Matter Regarding a Predecessor Entity:
Babbily, Inc. was incorporated on October 24, 2024 in the State of Colorado. Babbily, Inc. will serve as the successor company for its predecessor Babbily Limited Liability Company. Babbily, Inc. will conduct a regulation crowdfunding campaign in 2025.

RNB Capital LLC

Tamarac, FL 33321
April 21, 2025

BABBILY, INC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	557	70
Total Current Assets		557	70
Non-Current Assets:			
Intangible Assets - net	$	2,348	-
Total Non-Current Assets		2,348	-
TOTAL ASSETS		2,904	70
LIABILITIES AND EQUITY			
Non-Current Liabilities:			
Note Payable - Related Party	$	29,753	-
Total Non-Current Liabilities		29,753	-
TOTAL LIABILITIES		29,753	-
EQUITY			
Common Stock	$	120	-
Additional Paid-in Capital		76,803	70
Accumulated Deficit		(103,772)	-
TOTAL EQUITY		(26,849)	70
TOTAL LIABILITIES AND EQUITY	$	2,904	70

See Accompanying Notes to these Unaudited Financial Statements

BABBILY, INC.
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Revenues			
Revenue	$	14,887	-
Cost of Goods Sold		2,750	-
Gross Profit		12,137	-
Operating Expenses			
Advertising and Marketing	$	47,108	-
Professional Fees		3,111	-
General and Administrative		65,244	-
Amortization Expense		446	-
Total Operating Expenses		**115,909**	**-**
Total Loss from Operations		**(103,772)**	**-**
Net Income (Loss)	**$**	**(103,772)**	**-**
Earnings Before Income Taxes, Depreciation, and Amortization		**(103,326)**	**-**
Net Income (Loss)	**$**	**(103,772)**	**-**

See Accompanying Notes to these Unaudited Financial Statements

BABBILY, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock					Total
	# of Shares	$ Amount	Shareholders' Contribution/Distribution	APIC	Retained Earnings (Deficit)	Shareholder's Equity
Beginning balance at 8/15/23	-	-	-	-	-	-
Member Contribution	-	-	70	-	-	70
Ending balance at 12/31/23	-	-	70	-	-	70
Net Member's Capital & Retained Earnings before conversion	-	-	70	-	-	70
Conversion of LLC to Corporation	-	-	(70)	70	-	-
Net Member's Capital & Retained Earnings after conversion	-	-	-	70	-	70
Issuance of Common Stock	12,000,000	120	-	-	-	120
Additional Paid in Capital				76,733		76,733
Net income (loss)	-	-	-	-	(103,772)	(103,772)
Ending balance at 12/31/24	12,000,000	120	-	76,873	(103,772)	(26,849)

See Accompanying Notes to these Unaudited Financial Statements

BABBILY, INC.
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(103,772)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Amortization Expense		446	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		446	-
Net Cash provided by (used in) Operating Activities		(103,326)	-
INVESTING ACTIVITIES			
Intangible Assets - net	$	(2,794)	-
Net Cash provided by (used in) Investing Activities		(2,794)	-
FINANCING ACTIVITIES			
Note Payable - Related Party	$	29,753	-
Common Stock		120	-
Additional Paid-in Capital		76,733	-
Net Cash provided by (used in) Financing Activities		106,606	-
Cash at the beginning of period		-	-
Net Cash increase (decrease) for period		487	-
Cash at end of period		487	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Babbily, Inc. was incorporated on October 24, 2024, in Delaware and is headquartered in Castle Rock, Colorado. The Company is authorized to operate in the state of Colorado.

The Company specializes in providing seamless access to the world's leading AI models by integrating advanced technologies such as ChatGPT, Google Gemini, and Claude into a single platform. This integration removes the need for users, both individual and organizational, to manage multiple subscriptions, providing a streamlined experience for leveraging advanced AI. By delivering a cost-effective means of accessing premium AI tools, Babbily facilitates enhanced productivity, creativity, and innovation.

Babbily, Inc.'s mission is to democratize artificial intelligence by providing accessible and user-friendly solutions for developers, businesses, and individual consumers. The Company's primary revenue generation model is based on subscriptions targeting customers within the United States. Subscribers benefit from unlimited access to a diverse range of AI technologies at a cost-effective rate compared to individual model subscriptions.

Statutory Conversion: Babbily, Inc. is the successor entity to Babbily Limited Liability Company, a Colorado-based LLC established on August 15, 2023, to manage the Company's initial business operations. As part of a strategic restructuring aimed at facilitating growth and attracting investment, the organization underwent a statutory conversion from a Colorado LLC to a Delaware corporation. This conversion was completed on October 24, 2024, pursuant to Section 265 of the Delaware General Corporation Law.

This restructuring initiative was undertaken to optimize operational efficiency, strengthen corporate governance frameworks, and provide stakeholders with a more transparent financial perspective. As Babbily, Inc., the Company is now better positioned to realize its mission of democratizing AI through the delivery of an innovative and unified platform to its expanding user base.

To raise operating capital, the Company will conduct a crowdfunding campaign under Regulation CF in 2025.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, the Company had no off-balance sheet concentrations of credit risk, including forward exchange contracts, option contracts, or other foreign currency hedging arrangements.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses, and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $557 in cash and cash equivalents as of December 31, 2024.

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of their developed website and trademark costs.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Trademark and website costs are amortized on a straight-line basis over its estimated useful life which is determined to be five (5) years.

Property Type	Useful Life in Years	As of Dec 31, 2024
Trademark	5	1,174
Website	5	1,620
Accumulated Amortization		(446)
Total Intangible Assets, Net		**2,348**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company, continuing the same line of operations as its predecessor, generates revenue through monthly or annual subscriptions to its AI platform. Payments are typically collected at the start of the subscription or at the time of service. The Company's primary performance obligation is to maintain an acceptable level of software uptime throughout the subscription term, which ranges from one to twelve (12) months.

Revenue will be recognized over the duration of the subscription period as the Company satisfies its performance obligations. When customers prepay for services, subscriptions are activated immediately, and the Company begins delivering services in real-time. Where applicable, the Company will recognize a liability for expected returns and record a corresponding asset (with an adjustment to cost of sales) representing its right to recover products or services from customers in settlement of refund obligations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of software expenses, startup costs, utilities, website maintenance and hosting, and charitable contributions.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a loan agreement for $29,753 AdToro LLC which is also owned by Christopher Crawford, CEO and co-founder and Tyler Hall, COO and co-founder, established through a Funding Use and Repayment Agreement. See Note 5

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On January 1, 2024, the Company entered into a Funding Use and Repayment Agreement with AdToro LLC, which is also owned by Christopher Crawford, CEO and co-founder and Tyler Hall, COO and co-founder. The Company can borrow up to $250,000. The agreement stipulates a flat interest fee of $10,000, with repayment to commence in January 2025 at a minimum of $2,000 per month, and full repayment due by December 31, 2026. As of December 31, 2024, the total borrowed was $29,753. See Note 3.

NOTE 6 – EQUITY

The Company has authorized 25,000,000 shares of common stock with a par value of $0.00001 per share. 12,000,000 shares were issued and outstanding as of December 31, 2024.

Voting: Common stockholders are entitled to one (1) vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 21, 2025, the date these financial statements were available to be issued.

As of March 31, 2025, the loan of $29,753 due to AdToro, LLC was paid off.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

2 DAYS LEFT

GET A PIECE OF BABBILY

Every Major AI Model In One Platform

AI is quickly becoming like show streaming—where you need a subscription for ChatGPT, Claude, Gemini, and countless others. It's like trying to keep up with Netflix, Hulu, Disney+, and every other streaming app, constantly switching between them and paying for all those subscriptions. But what if there was one seamless experience that included everything? That's exactly what Babbily is all about—bringing all the premium AI models together into one easy-to-use platform. No hassle, no juggling, just one subscription and one price for everything. And the best part? There's a free version—forever—so you can try it risk-free. Now's your chance to not only use the future of AI but to own a part of it.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


One Platform.

$266,531.02 Raised

Get Equity
$1.00 Per Share

RAISED	INVESTORS
$266,531.02	115
MIN INVEST	**VALUATION**
$300	$12M

REASONS TO INVEST

- **25,000+ Users & Growing Rapidly –** Babbily isn't just an idea—it's already delivering value to thousands of users. Be part of its next growth phase as it expands with new business-focused features.

- **Babbily provides streamlined access to top-tier AI models like ChatGPT, DeepSeek, Grok, Google Gemini, Claude, & more** reducing the need for multiple subscriptions and simplifying AI integration for users.

- **The global AI market is projected to reach $1.81T by 2030,** and Babbily aims to establish a strong presence in both the B2C and B2B segments.*

- **Try It Free, Invest for the Future** – With a forever-free version and a growing user base, Babbily is proving its value. Now's your chance to own a piece of the AI revolution.

- **Invest in Simplicity, Own the Future –** The AI space is fragmented, but Babbily is unifying it. Join the movement making AI more accessible—and profitable—for everyone.

*The above future goals and projections reflect market trends and strategic goals but are not guarantees of future performance.

TEAM



Chris Crawford • CEO & Director

Chris Crawford, the visionary CEO of Babbily, is renowned for his innovative leadership and dedication to making AI technology accessible and impactful for users worldwide.

Read Less



Tyler Hall • COO & Director

Tyler Hall, the COO of Babbily, is celebrated for his strategic operational expertise and unwavering commitment to ensuring the smooth and efficient functioning of the company.

Read Less



Dena Maney • Chief Customer Officer

Dena Maney, the Chief Customer Officer of Babbily, is recognized for her exceptional focus on customer satisfaction and her relentless drive to enhance the user experience at every touchpoint.

Read Less



Vlad Larin • Fractional CTO, ZeroQode

Tasked with leading the development team, Vlad has also been featured on Tech Crunch, Startup Valley, Startupgrind, a sereves as a mentor at Seedstars along with his regular contributions to the local Startup Community.

Read Less

Show Less

THE PROBLEM & OUR SOLUTION

Simplifying AI Access with an All-in-One Platform

As the demand for artificial intelligence continues to surge, accessing top AI models often requires multiple subscriptions, complex setups, and high fees. For both individual users and businesses, managing different platforms like ChatGPT, Google Gemini, and Claude can be cumbersome, time-consuming, and costly. This fragmented approach can create barriers, particularly for those new to AI, limiting their ability to harness these tools effectively.

Babbily simplifies AI access by offering a unified platform that integrates top-tier AI models into one seamless experience. With a single subscription, users can switch between top-tier models without the hassle of juggling multiple accounts or paying multiple fees. By reducing these barriers, Babbily democratizes AI, making it accessible, affordable, and easy to use for developers, businesses, and enthusiasts alike. This streamlined approach helps users access AI’s potential with minimal friction, supporting innovation and efficiency across various fields.


One Platform.
Every AI Model.
Chat, Image, File Analysis, Voice, Video, & More.
Claude
perplexity
Gemini
cohere
Meta Llama 3
Chat and Search.
Every answer your need.
Image Generation.
Multiple sizes, every style.
File Analysis.
Analyze images, PDFs, CSV's, videos, and more.
Voice.
TTS, STT, and Generation.
Video Generation.
Coming Soon!

THE MARKET & OUR TRACTION

Democratizing AI with Seamless, Scalable Access


Pricing Table
A Plan Designed For Every Need
At Babbily, we believe in making creativity accessible to everyone, which is why we offer a variety of pricing plans tailored to our user's needs.
Free Plan
Free Forever
Most Premium Models
5 Generations Per Day
Individual Plan
$9.99/mo
All Premium Models
Unlimited Generations
Full Functionality
Access to Community
Premium Support
Teams Plan
$19.99/mo
All Premium Models
Unlimited Generations
Full Functionality
Advanced Features
Multiple Users & Workspaces
Customer Support Manager

Babbily operates on a subscription-based business model that offers users seamless access to the world's leading AI models, including ChatGPT, Google Gemini, and Claude, through a single platform. Instead of requiring users to manage multiple subscriptions and pay separate fees for different AI services, Babbily provides an all-in-one solution designed to offer a unified, streamlined experience.

This model is designed to serve both individual consumers (B2C) and businesses (B2B), with a focus on democratizing AI access. For individual users, a single subscription provides unlimited use of top-tier AI models, catering to developers, business professionals, and enthusiasts alike. On the B2B side, Babbily plans to offer team workspace solutions, with a $14k monthly deal agreed upon, supporting its growth in the enterprise space. Babbily intends to add a free plan, offering users limited access with up to 5 generations per day.

The scalability of Babbily's business model allows for rapid user acquisition and growth, as evidenced by its current traction of 300+ paying subscribers and over 11,000 trial sign-ups. This flexible subscription approach appeals to a wide audience while maintaining simplicity, affordability, and value, making Babbily an attractive option for both consumers and businesses.

Explore More Investment Opportunities on StartEngine!

Looking for more investment options in the Software space? Click **here** to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS
1008 Interstate 25
Castle Rock, CO 80104

WEBSITE
View Site

AI is quickly becoming like show streaming—where you need a subscription for ChatGPT, Claude, Gemini, and countless others. It's like trying to keep up with Netflix, Hulu, Disney+, and every other streaming app, constantly switching between them and paying for all those subscriptions. But what if there was one seamless experience that included everything? That's exactly what Babbily is all about—bringing all the premium AI models together into one easy-to-use platform. No hassle, no juggling, just one subscription and one price for everything. And the best part? There's a free version—forever—so you can try it risk-free. Now's your chance to not only use the future of AI but to own a part of it.

TERMS

Babbily

Overview

PRICE PER SHARE
$1

VALUATION
$12M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.24M

Breakdown

MIN INVESTMENT
$300

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
20,000

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,904	$70
Cash & Cash Equivalents	$557	$70
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$29,753	$0
Revenue & Sales	$14,887	$0
Costs of Goods Sold	$2,750	$0
Taxes Paid	$0	$0
Net Income	-$103,772	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

Loyalty Bonus

Bonus Shares: 5%

Description: "As a loyal supporter or early subscriber of Babbily, secure additional bonus shares."

Eligible Audience: Previous investors, customers, friends, and family.

Time-Based Perks

Early Bird Bonuses (Invest within the first 2 weeks):

Early Bird 1: Invest $500+ | 3% bonus shares

Early Bird 2: Invest $1,000+ | 5% bonus shares

Early Bird 3: Invest $5,000+ | 7% bonus shares

Early Bird 4: Invest $10,000+ | 10% bonus shares

Early Bird 5: Invest $25,000+ | 12% bonus shares

Early Bird 6: Invest $50,000+ | 15% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $3,000+ between day 35 - 40 | 5% bonus shares

Flash Perk 2: Invest $3,000+ between day 60 - 65 | 5% bonus shares

Volume-Based Perks

Knowledge Base: Invest $500 | Includes a 1-year free subscription and earns you 3% bonus shares.

Language Pioneer: Invest $1,000 | Includes a 1-year free subscription, early feature access, and 5% bonus shares.

AI Enthusiast: Invest $5,000 | Includes a 1-year free subscription, early access to new features, and 7% bonus shares.

Visionary: Invest $10,000 | Includes a lifetime subscription, private Q&A sessions with the CEO, early access to beta features, and 10% bonus shares.

Innovator's Circle: Invest $25,000 | Includes a lifetime subscription, priority support, membership in the advisory community, and 12% bonus shares.

AI Elite: Invest $50,000 | Includes a Lifetime plan,early access to new features, annual dinner with the CEO (travel and lodging not included), early feature access and 15% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Babbily will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

PRESS

Babbily Releases New Powerful Reasoning Model, Boba

Following the successful launch of Mochi, Babbily's first trained AI model for web search, the company is pushing AI innovation even further with the release of Boba - a state-of-the-art reasoning model designed to enhance problem-solving, analytical thinking, and contextual understanding.

View Article

Babbily Releases Its First Trained AI Model, Mochi, Redefining Web Search

The launch of Mochi marks a significant expansion of Babbily's capabilities. Mochi intelligently processes and synthesizes vast amounts of web data with superior precision, ensuring users receive the most relevant, well-grounded information at record speeds.

View Article

Babbily's Mochi: The New Game-Changer in AI Web Search

Babbily has just rolled out Mochi, their pioneering AI model set to transform web search with unprecedented accuracy and speed. Armed with Llama's structured reasoning and Perplexity's citation-backed precision, Mochi is poised to offer users a more reliable and fast search experience. This groundbr

View Article

Babbily Drops Major Update, Adding Grok 2, Solar Pro, Qwen, Minstal, and O3 Mini

Babbily Unveils Game-Changing AI Enhancements, Adding More Models, Faster Performance, and Expanded Creative Tools

View Article

Babbily Joins Forces With Stripe Climate To Contribute 1% Of Revenue To Carbon Removal Efforts

Babbily announces its commitment to fighting climate change by partnering with Stripe Climate. As part of this forward-thinking initiative, Babbily pledges to contribute 1% of its revenue to carbon removal efforts.

View Article

Show More Press

ALL UPDATES

04.04.25

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Babbily offering. Here's an excerpt describing the specifics of the change:

Issuer is extending their campaign date to April 30th, 2025.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

03.27.25

Less Than 2 Weeks Left to Invest in Babbily



There are now less than 2 weeks remaining in Babbily's investment campaign on StartEngine. We're incredibly grateful for the support we've already received, and we're excited to invite you to join our growing investor community.

Babbily aims to become a leading platform that consolidates top AI models—such as ChatGPT, Gemini, Claude, and our proprietary models Boba and Mochi—into one seamless experience. As the AI industry is projected to reach $1.2 trillion by 2030, we believe your investment could help Babbily work towards a leadership position in this growing space.

What will your investment help us achieve?

- Ongoing development of our proprietary AI models and platform features
- Strategic marketing efforts to expand our reach and brand awareness
- Revenue growth initiatives, including the launch of our iOS and Android apps, scaling subscriptions and team offerings

We invite you to consider investing at our current valuation of $12 million to join us in our AI journey.

Invest Now on StartEngine

Thank you for believing in the future of Babbily—we can't wait to build it together!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.20.25

Less Than 20 Days Left to Invest in Babbily!

There are now under 20 days remaining in Babbily's investment campaign on StartEngine. We're incredibly grateful for the support we've already received, and we're excited to invite you to join our growing investor community.

Babbily continues to expand rapidly, becoming (what we believe) the go-to platform that consolidates the top AI models—such as ChatGPT, Gemini, Claude, and our proprietary models Boba and Mochi—into one seamless experience. As the AI industry accelerates toward a projected market size of $1.2 trillion by 2030, your investment aims to support Babbily's goal of becoming a leader in this booming space.

We invite you to consider investing at our current valuation of $12 million and joining our AI journey.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.14.25

Babbily Releases Video Generation


Introducing
Video Generation
generate videos from image or text.

Babbily has unveiled two new features: AI Video Generation powered by Runway ML Alpha Gen 3 and ChatGPT 4.0 Search functionality.

Expanding AI Capabilities with Video Generation & Smarter Search

With Runway ML Alpha Gen 3, Babbily aims to enable users to create AI-generated videos directly within the platform, potentially enhancing video production quality. We believe this feature can make video production more accessible, potentially allowing creators, marketers, and businesses to generate high-quality visuals more easily —without the need for expensive software or extensive editing experience.

Alongside this, ChatGPT 4.0 Search enhances Babbily's AI-driven search capabilities, bringing faster, more reliable, and contextually aware responses to users. Leveraging OpenAI's most advanced search model, users can now conduct deep research, receive more accurate insights, and experience a significantly improved chat experience, all within Babbily's intuitive interface.

A Month of Innovation at Babbily

The launch of AI Video Generation and ChatGPT 4.0 Search is just the latest in a series of major advancements Babbily has introduced in the past 30 days, including:

- Introduction of Proprietary Models:
  - Boba – Boba – A reasoning model utilizing DeepSeek R1 and Perplexity's Solar search, designed to support analytical thinking, coding, and problem-solving.
  - Mochi – Mochi – A fine-tuned AI model designed to enhance web search with improved speed, accuracy, and real-time grounding capabilities.
- Expanded Text-to-Speech Capabilities:
  - Integration of Eleven Labs and Deepgram, delivering high-quality, natural AI voices for voiceovers, accessibility tools, and content creation.
- Enhanced Data & Research Tools:
  - CSV Analysis powered by Gemini 2.0 Flash, making complex data processing and insights easier than ever.
  - Sonar Deep Research added to chat, offering in-depth, citation-supported answers for high-quality research assistance.

Last Chance to Invest in Babbily's Future

As Babbily continues to scale, the company is in the final stretch of its RegCF investment round on StartEngine, with less than 30 days remaining. To date, over 80 investors have contributed more than $215,000, fueling the platform's continued expansion and technological advancements.

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.11.25

Just 28 Days Left to Invest in Babbily!


Babbily RegCF
28 Days Left
There are only 28 days left to invest in Babbily!

Only 28 days remain in Babbily's investment campaign on StartEngine—your opportunity to join our expanding community of investors is nearing its end!

We're thrilled to announce that Babbily was featured twice last week in Morning Brew's "Brew Markets" newsletter.

In the world of AI, it's a challenge to find a tool that blends advanced features with simplicity. 'Babbily aims to offer a user-friendly interface that caters to both AI novices and experts. With the AI market expected to reach $1.2 trillion by 2030, now is your chance to be part of this exciting growth.

Invest today at our current valuation of $12 million to be part of our journey in AI innovation.

Secure your investment before the opportunity closes:

Invest Now on StartEngine

Thank you for considering supporting Babbily—we'd be excited to have you onboard if you choose to invest!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.09.25

Less Than 30 Days Left to Invest in Babbily!

There are now under 30 days remaining in Babbily's investment campaign on StartEngine. We're incredibly grateful for the support we've already received, and we're excited to invite you to join our growing investor community.

Babbily continues to expand rapidly, becoming (what we believe) the go-to platform that consolidates the top AI models—such as ChatGPT, Gemini, Claude, and our proprietary models Boba and Mochi—into one seamless experience. As the AI industry accelerates toward a projected market size of $1.2 trillion by 2030, your investment aims to support Babbily's goal of becoming a leader in this booming space.

We invite you to consider investing at our current valuation of $12 million and joining our AI journey.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.07.25

Babbily Releases Reasoning Model, Boba


Introducing Boba
trained for deep reasoning.
Games functions

Following the successful launch of Mochi, Babbily's first trained AI model for web search, we're excited to announce the release of Boba—a easoning model designed to enhance problem-solving, analytical thinking, and contextual understanding.

Built on DeepSeek R1 and Perplexity's Solar search capabilities, Boba is engineered to tackle complex queries with improved logic, critical thinking, and real-world applicability. Unlike traditional chat models, Boba specializes in deeper reasoning tasks, making it a powerful tool for users who require AI assistance beyond basic responses.

What Can Boba Do?

- Advanced Reasoning, Problem-Solving & Coding Support – Boba processes and evaluates information with greater depth, making it ideal for research, decision-making, strategic analysis, and coding assistance. With its enhanced reasoning capabilities, Boba can generate, debug, and optimize code across multiple programming languages, making it a valuable tool for developers and engineers.
- Enhanced Contextual Understanding – With its robust training foundation, Boba generates responses that are more nuanced and logically sound.
- Precision-Driven Search Integration – By leveraging Perplexity's Solar search, Boba provides high-accuracy responses backed by real-time, citation-supported sources.

Boba is now available to all Babbily users, reinforcing the company's commitment to providing top-tier AI technology for everyone. The introduction of Boba strengthens Babbily's mission to be the "NetflixHuluDisney+ of AI", offering users access to the best AI models in one unified platform.

"Boba is a game-changer for AI reasoning," said Chris Crawford, CEO of Babbily. "With Mochi, we revolutionized web search—now, Boba is taking AI intelligence to the next level. Whether you're conducting research, making data-driven decisions, or simply seeking deeper insights, Boba delivers a reasoning engine that elevates the way we interact with AI. This is just another step in our journey to unify and enhance AI capabilities for our users."

As Babbily continues to evolve, the company remains committed to expanding its AI ecosystem, with future plans for additional trained models across chat, image generation, and file analysis. Babbily has expanded its Text-to-Speech capabilities by adding two new models, Eleven Labs and Deepgram, enhancing voice synthesis with high-quality, natural-sounding speech for a wide range of applications.

Babbily invites users and investors to be part of its growth. Babbily's RegCF investment round on StartEngine offers an opportunity to support its continued innovation. More details can be found at https://www.startengine.com/offering/babbily.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.07.25

Babbily Launches ChatGPT 4.5 and o3 Mini

We are thrilled to announce the integration of OpenAI's latest models—ChatGPT 4.5 and o3-mini—into Babbily's platform. We believe these advancements may significantly enhance your AI interactions by offering capabilities tailored to your needs.

ChatGPT 4.5: Your Creative Companion

ChatGPT 4.5 is OpenAI's most advanced language model, designed to provide human-like interactions with improved reasoning and creativity. It's perfect for tasks such as content creation, drafting emails, brainstorming ideas, and engaging in meaningful conversations.

Sample Prompt: "Draft a friendly email inviting colleagues to a team-building event next Friday."

o3-mini: Precision and Speed Combined

o3-mini is engineered to excel in tasks requiring logical reasoning and efficiency. It's ideal for coding assistance, mathematical problem-solving, and scientific data analysis, providing accurate and swift responses.

Sample Prompt: "Fix this python code"

Unlimited Access for Personal and Teams Plan Subscribers

As a valued subscriber to our Personal or Teams plans, you now enjoy unlimited access to both ChatGPT 4.5 and o3-mini. This means you can leverage these powerful tools without restrictions, enhancing your productivity and creativity.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.03.25

We've surpassed $200,000 in our Raise



We have incredible news! **Babbily has officially surpassed $200,000 in investments on StartEngine!** 🎉

Not only that, but we're proud to announce that we are now ranked in the Top 15 for Most Momentum on StartEngine. This milestone reflects the enthusiasm and confidence our investors have in our vision to revolutionize language learning.

We couldn't have achieved this without our amazing community of supporters and believers. We welcome you to consider joining us on our journey to innovate language learning.

Let's keep the momentum going! 🌍✨

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.25.25

Babbily Upgrades to Claude Sonnet 3.7



We're thrilled to share that Babbily has upgraded to Claude 3.7 Sonnet, bringing you faster, smarter, and more capable AI—at the same price and speed as before!

What's New

✅ Near-Instant or Extended Thinking – Get rapid responses or opt for deeper, step-by-step problem-solving. API users can fine-tune response duration for more control.

✅ State-of-the-Art Coding & Reasoning – Claude 3.7 Sonnet delivers top-tier performance in code generation, complex problem-solving, and advanced content creation.

✅ 128K Output Tokens (Beta) – Generate 15x longer responses for rich, detailed content. Available for batch processing and in beta with the Messages API.

Best,

The Babbily Team

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Knowledge Base:

Invest $500 | Includes a 1-year free subscription and earns you 3% bonus shares.

$1,000

Language Pioneer:

Invest $1,000 | Includes a 1-year free subscription, early feature access, and 5% bonus shares.

Select

Select

$5,000

AI Enthusiast:

Invest $5,000 | Includes a 1-year free subscription, early access to new features, and 7% bonus shares.

Select

$10,000

Visionary:

Invest $10,000 | Includes a lifetime subscription, private Q&A sessions with the CEO, early access to beta features, and 10% bonus shares.

Select

$25,000

Innovator's Circle:

Invest $25,000 | Includes a lifetime subscription, priority support, membership in the advisory community, and 12% bonus shares.

Select

$50,000

AI Elite:

Invest $50,000 | Includes a Lifetime plan,early access to new features, annual dinner with the CEO (travel and lodging not included), early feature access and 15% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

PINNED BY STARTUP

ST **Sean Troy**

3 months ago

Hey Team, I have been working in this space for about 20 years. Who would you say your largest competitor is and how are you differentiated?

Show less

1 0

CC PINNED BY STARTUP

Chris Crawford

Babbily • 3 months ago

Hey Sean!

Great question! In our space, we categorize competitors into two groups: direct and indirect.

Our direct competitors include platforms like You.com and Poe. Babbily stands out in three key ways:

Pricing Advantage – We offer a more cost-effective solution without compromising on value.

User Experience – Our platform is designed for simplicity without sacrificing sophistication, ensuring both casual users and advanced professionals can seamlessly engage.

Innovation – We move faster, constantly iterating to bring cutting-edge features that enhance usability and customization.

For indirect competitors, we consider AI models themselves—OpenAI, Claude, Gemini, Perplexity, etc. While we rely on their APIs, we don't compete with them; instead, we act as a synergistic platform that integrates and maximizes the full capabilities of each model. Rather than seeing them as competitors, we view them as strategic integrations, ensuring our users always have access to the latest advancements in AI.

Show less

0

PA

Pankaj Aggarwal
a month ago

is AWS bedrock a competition ?

Show less

1 0

CC

Chris Crawford
Babbily • a month ago

Hey Pankaj!

Nope! We use a similar platform to AWS Bedrock to connect with open-source models like Llama, Mistral, etc.

The idea behind Bedrock is they give organizations the infrastructure to build their own AI applications.

Show less

0

FH

Fred Hawkins III
2 months ago

Where are the IOS and Android apps you said were coming end of the month in your 2/03/2025 update?

Show less

1 0

CC

Chris Crawford
Babbily • 2 months ago

Hey Fred!

We're incredibly close to launching the mobile apps—our current timeline has them going live within the next 14 days. The slight delay comes from our commitment to ensuring a top-tier experience, particularly as we continue to introduce some exciting new model functionality in the next five days to our platform. Given its significance, we've prioritized seamless integration into the mobile apps to ensure everything works flawlessly from day one.

Long story short—we're nearly there, and we can't wait to share it with you soon!

Thanks for your patience and support!
Show less

0

CF

CLINTON FOSTER
4 months ago

Good day:
I am not an investor but I am considering becoming one.
I would like to see verbal presentation on the business.
Are you planning on a webinar soon?
Thank you,
CNF
Show less

1 0

CC

Chris Crawford
Babbily • 4 months ago

Hey Clinton,

We didn't have any planned but that's a great idea!

If you can send your information to dena.maney@babbily.com we'd love to connect, answer any questions, and keep you updated on webinar plans!
Show less

0

PS

Prakash Sripathy
6 months ago

Hello Chris,
Seems interesting. Have few questions
- Who are your competitors? You mentioned you are 50% cheaper than them.
- What is your IP/competitive moat? What does it take for someone to displace you?
- what is your subscription growth month over month basis?
Thanks for answering these questions.
Show less

4 0

TJ

Thomas James
5 months ago

No response from company... quite telling
Show less

0

View 3 more replies

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

@ 2025 All Rights Reserved

Download on the App Store

GET IT ON Google Play

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.